Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 18, 2012, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.  Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
FX Alliance Inc.
at
$22.00 Net Per Share
Pursuant to the Offer to Purchase Dated July 18, 2012
by
CB Transaction Corp.
a wholly-owned subsidiary
of
Thomcorp Holdings Inc.,

an indirect and wholly-owned subsidiary

of

Thomson Reuters Corporation

CB Transaction Corp., a Delaware corporation (“Offeror”) and a direct, wholly-owned subsidiary of Thomcorp Holdings Inc. a Delaware corporation (“Thomcorp”) and an indirect, wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”) is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (collectively, the “Shares” or the “FX Common Stock”) of FX Alliance Inc., a Delaware corporation (“FX”), at a purchase price of $22.00 per Share, net to the seller in cash, without interest less taxes required to be withheld (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Computershare Inc. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such broker, bank or other nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, AUGUST 14, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn (not including as validly tendered any Shares tendered in the Offer pursuant to procedures for guaranteed delivery and not actually delivered) a number of Shares that, together with all other Shares beneficially owned by Thomcorp and Offeror, constitute at least a majority of the total number of then outstanding shares of FX Common Stock on a fully diluted basis (the “Minimum Condition”) (generally, for purposes of determining whether or not the Minimum Condition has been satisfied, shares of FX Common Stock issuable pursuant to the top-up option, will be excluded from the “fully diluted” calculation), (2) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder and (3) the approval or deemed approval of Thomcorp (and any other potential controllers in Thomcorp’s group, to the extent required) acquiring control of FX by the Financial Services Authority of the United Kingdom under the Financial Services and Markets Act of 2000. The Offer is also subject to the other conditions described in the Offer to Purchase. There is no financing condition to the Offer.

Offeror is making the Offer pursuant to the Agreement and Plan of Merger, dated as of July 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Thomcorp, Offeror, FX and, solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer, Offeror will merge with and into FX (the “Merger”), with FX continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Thomcorp (the “Surviving Corporation”).  Each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares directly owned by Thomcorp or any of its subsidiaries (including Offeror) or held by FX or any of its subsidiaries as treasury shares immediately prior to the effective time of the Merger, which will be cancelled without the payment of any consideration, and Shares outstanding immediately prior to the effective time of the Merger held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the Delaware General Corporation Law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement provides that at the effective time of the Merger (or, if the initial acceptance for payment by Offeror of the Shares validly tendered pursuant to the Offer occurs on or prior to December 31, 2012 and the effective time of the Merger would occur after December 31, 2012, then no later than December 31, 2012), each stock option to acquire FX Common Stock granted under the 2006 Stock Option Plan and the 2012 Incentive Compensation Plan (each, a “FX Stock Option”) that is outstanding and unexercised, whether or not vested, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (1) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per Share for such FX Stock Option and (2) the total number of shares underlying such FX Stock Option, less any applicable taxes required to be withheld with respect to such payment.  If the exercise price per Share for any FX Stock Option is equal to or greater than the Merger Consideration, such FX Stock Option will be cancelled without payment of consideration.  The Merger Agreement further provides that each unvested award of restricted Shares of FX Common Stock will become fully vested and all restrictions applicable thereto will lapse effective upon the initial acceptance for payment by Offeror of the Shares validly tendered pursuant to the Offer.  FX will take all actions necessary to effect such transactions contemplated by the Merger Agreement under the 2006 Stock Option Plan and the 2012 Incentive Compensation Plan and any other plan or arrangement of FX, including delivering all notices and making any determinations and/or resolutions of the FX Board (as defined below) or a committee thereof.  The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The Board of Directors of FX (the “FX Board”) has unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the top-up option and the Merger, are advisable, fair to and in the best interests of FX’s stockholders and (2) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the top-up option and the Merger, in accordance with Delaware law. THE FX BOARD HAS UNANIMOUSLY RECOMMENDED THAT FX’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER. To the knowledge of Offeror based on discussions with FX, to the extent permitted by applicable securities laws, rules or regulations including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and subject to (1) the expiration of the Lock-Up Period (as defined in letter agreements, by and between certain stockholders that are executive officers and directors of FX, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.) or (2) the effectiveness of a waiver to such letter agreements expressly permitting the stockholder to tender his or her Shares, each executive officer and director of FX currently intends to tender all Shares over which he or she has sole dispositive power.

The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, August 14, 2012 (such time and date, or the latest time and date to which the Offer may be extended, the “Expiration Date”), unless Offeror extends the Offer.  In addition, if, on any then-scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived, Offeror may, and if requested in writing by FX, Offeror is required to, and Thomcorp is required to cause Offeror to, extend the Offer for one or more periods of not more than 10 business days each (the length of any such extension to be determined by Thomcorp and Offeror) until the earlier of (1) the date on which all of the conditions and requirements of the Offer are satisfied or waived, (2) October 8, 2012 (such date, the “Initial Outside Date”; the Initial Outside Date including as it may be extended pursuant to the terms of the Merger Agreement, the “Outside Date”) or (3) the date on which the Merger Agreement is terminated in accordance with its terms.  Notwithstanding the foregoing, Offeror will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission, or its staff, or the New York Stock Exchange.  Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Offeror reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that FX’s prior written consent is required for Offeror to (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price, (3) waive or amend the Minimum Condition, (4) extend the Expiration Date (except to the extent required or permitted in the Merger Agreement), (5) change the form of consideration payable in the Offer, (6) add to the conditions of the Offer or impose any condition to the Offer other than the conditions to the Offer set forth in the Merger Agreement, (7) otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer, in each case, in a manner adverse to the holders of Shares, or (8) abandon or terminate the Offer, except as expressly provided in the Merger Agreement.

If, following the Expiration Date, Thomcorp and Offeror directly or indirectly own (or would own after the actual exercise of the top-up option) less than ninety percent (90%) of the outstanding Shares, Offeror may elect to, and if requested in writing by FX, Offeror is required to, and Thomcorp is required to cause it to, elect to provide for a subsequent offering period (as defined in the Offer to Purchase) of not less than ten (10) business days (or such other duration as reasonably agreed to by the parties) (and one or more extensions thereof) in accordance with Rule 14d-11 of the Exchange Act.  Offeror will accept for payment and promptly pay for all Shares as they are tendered during the subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) and, unless the Outside Date has been extended beyond December 31, 2012, in any event will deposit the payment for the validly tendered Shares with the paying or transfer agent no later than December 31, 2012. Shares tendered during the subsequent offering period may not be withdrawn. If Offeror elects (or is required) to provide or extend a subsequent offering period, Offeror will make a public announcement of such provision or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior subsequent offering period.

In order to take advantage of the Offer, you should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact such broker, dealer, bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Offeror will be deemed to have accepted for payment Shares tendered when and if Offeror gives oral or written notice of Offeror’s acceptance to the Depositary. Offeror will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Offeror pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after September 17, 2012. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the properly withdrawn Shares. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, properly withdrawn Shares may be re-tendered at any time before the Expiration Date by again following the tender procedures described in the Offer to Purchase.

The exchange of Shares for cash pursuant to the Offer, during a subsequent offering period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

FX has provided to Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and will be furnished promptly at Offeror’s expense. None of Thomson Reuters, Thomcorp or Offeror will pay any fees or commissions to any broker or dealer or any other person (other than to Barclays Capital Inc., financial advisor to Thomson Reuters affiliates, the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street — 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (866) 277-8239

July 18, 2012